[redacted]

09055941

Washington, DC
104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 2 2009
503

SEC FILE NUMBER
8- 67852

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Terces Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6212 W. Desert Inn Rd. Suite 100
(No. and Street)

Las Vegas	NV	89146
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Jordan Wirsz (702) 254-9303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Houldsworth, Russo & Company, P.C.
(Name – *if individual, state last, first, middle name*)

170 N. Stephanie, Suite 110	Henderson	NV	89074
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/20

OATH OR AFFIRMATION

I, J. Jordan Wirsz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Terces Capital, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

CANDI S. POOLE
Notary Public State of Nevada
No. 98-5155-1
My appt. exp. Oct. 13, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

170 N. Stephanie • Suite 110 • Henderson, NV 89074
702.269.9992 phone • 702.269.9993 fax
www.hrcpc.com

Terces Capital, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2008

TERCES CAPITAL, INC.

TABLE OF CONTENTS

HOULDSWORTH
RUSSO & CO., P.C.
certified public accountants

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Terces Capital, Inc.
Las Vegas, Nevada

We have audited the accompanying statement of financial condition of Terces Capital, Inc. (the Company) as of December 31, 2008, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Terces Capital, Inc. as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Houldsworth, Russo & Co., P.C.

January 26, 2009
Henderson, Nevada

170 N. Stephanie • Suite 110 • Henderson, NV 89074
702.269.9992 phone • 702.269.9993 fax
www.hrcpc.com

TERCES CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS		
Cash	$	43,975
	$	43,975
LIABILITIES AND STOCKHOLDER'S EQUITY		
Due to related party	$	400
Accrued expenses		8,000
TOTAL LIABILITIES		8,400
STOCKHOLDER'S EQUITY		
Common stock, $0.0001 par value, 480,000,000 shares authorized, issued and outstanding		48,000
Retained earnings		(12,425)
TOTAL STOCKHOLDER'S EQUITY		35,575
	$	43,975

The accompanying notes are an integral part of these financial statements.

TERCES CAPITAL, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES		
Interest	$	223
GENERAL AND ADMINISTRATIVE EXPENSES		
Accounting and tax		8,000
Communications		265
Consulting fees		2,487
Office supplies		508
Registrations		888
Regulatory assessments		500
		12,648
LOSS BEFORE INCOME TAXES		(12,425)
Provision (benefit) for income taxes		(3,111)
Valuation allowance		3,111
NET LOSS	$	(12,425)

The accompanying notes are an integral part of these financial statements.

TERCES CAPITAL, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

RECONCILIATION OF NET INCOME TO CASH USED IN OPERATING ACTIVITIES		
Net loss	$	(12,425)
Adjustments to reconcile decrease in net income to net cash used in operating activities		
Increase in operating liabilities:		
Due to related party		400
Accrued expenses		8,000
Net cash used in operating activities		(4,025)
RECONCILIATION OF NET INCOME TO CASH PROVIDED BY FINANCING ACTIVITIES		
Proceeds of issuance of common stock		48,000
Net cash provided by investing activities		48,000
NET INCREASE IN CASH		43,975
CASH, BEGINNING OF YEAR		-
CASH, END OF YEAR	$	43,975

The accompanying notes are an integral part of these financial statements.

TERCES CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings
BALANCES AT DECEMBER 31, 2007	$ -	$ -	$ -
Issuance of common stock	48,000	-	-
Net loss	-	-	(12,425)
Distributions	-	-	-
BALANCES AT DECEMBER 31, 2008	$ 48,000	$ -	$ (12,425)

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General— Terces Capital, Inc. (the "Company") was incorporated in the State of Nevada on November 2, 2007. The Company is a registered broker/dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company is engaged in the business as a securities broker/dealer, which comprises several classes of services, including private placement of securities.

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, where by all transactions are cleared by another broker/dealer and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

Basis of Accounting—The accompanying financial statements have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

Use of Estimates— The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows— For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes—The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statement for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FIN 48, *Accounting for Uncertainty in Income Taxes.* Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

2. RELATED PARTY TRANSACTIONS

The Company is affiliated with Diamond Bay Investments, Inc. through common ownership. Pursuant to an expense sharing agreement between the Company and Diamond Bay Investments, Inc., the Company pays Diamond Bay Investments, Inc. $100 per month for miscellaneous overhead expenses, such as postage, shipping, supplies, rents, utilities and other miscellaneous office expenses. The Company also reimburses Diamond Bay Investments, Inc. for all expenses paid on behalf of the Company during the normal course of business. During the year ended December 31, 2008, the Company reimbursed Diamond Bay Investments, Inc. $3,640 for expenses incurred by the Company that were paid by Diamond Bay Investments, Inc. As of December 31, 2008, the Company owed Diamond Bay Investments, Inc. $400 for expenses incurred by the Company that were paid by Diamond Bay Investments, Inc.

Additionally, Diamond Bay Investments, Inc. and the Company had an agreement whereby all costs incurred by the Company and paid by Diamond Bay Investments, Inc., including startup costs, prior to September 1, 2008, were the financial responsibility of Diamond Bay Investments, Inc. Therefore, all expenses incurred by the Company prior to September 1, 2008 and related assets are not included in the financial statements.

3. INCOME TAXES

The Company has a tax asset resulting from the net loss at December 31, 2008 of $3,111. Plans for the future broker-dealer activities and revenues are uncertain, therefore a valuation allowance of that tax asset was estimated at $3,111 at December 31, 2008.

The Company has loss carryforwards of $12,425 that may be offset against future federal income taxes. If not used, the carryforward will expire in 2024.

4. RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

4. RECENTLY ISSUED ACCOUNTING STANDARDS (CONTINUED)

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/06
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2008, the Company had net capital of $35,575 which was $30,575 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($8,400) to net capital was 0.24 to 1, which is less than the 8 to 1 maximum ratio allowed for a first year broker/dealer.

TERCES CAPITAL, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL				
Stockholders' equity				
Common stock	$	48,000		
Retained earnings		(12,425)		
TOTAL STOCKHOLDERS' EQUITY			$	35,575
LESS: NON-ALLOWABLE ASSETS				-
NET CAPITAL				35,575
COMPUTATION OF NET CAPITAL REQUIREMENT				
Minimum net capital requirements				
12 ½ percent of net aggregate indebtedness	$	1,050		
Minimum dollar net capital required	$	5,000		
NET CAPITAL REQUIREMENT (GREATER OF ABOVE)				5,000
EXCESS NET CAPITAL			$	30,575
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.24 : 1		

There was no difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2008.

See independent auditor's report.

TERCES CAPITAL, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2008

A computation of reserve requirement is not applicable to Terces Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

TERCES CAPITAL, INC.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
AS OF DECEMBER 31, 2008

Information relating to possession or control requirements is not applicable to Terces Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

HOULDSWORTH
RUSSO & CO., P.C.
certified public accountants

**SUPPLEMENTARY ACCOUNTANT'S REPORT ON INTERNAL CONTROL
PURSUANT TO 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2008**

To the Stockholders
Terces Capital, Inc.
Las Vegas, Nevada

In planning and performing our audit of the financial statements of Terces Capital, Inc. (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

170 N. Stephanie • Suite 110 • Henderson, NV 89074
702.269.9992 phone • 702.269.9993 fax
www.hrcpc.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal controls.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal controls.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Houldsworth, Russo + Company, P.C.

Houldsworth, Russo & Company, P.C.
January 26, 2009
Henderson, NV